

February 6, 2014

Marco Prete
Chief Executive Officer
Prime Acquisition Corp.
6369 Mill Street, Suite 205
Rhinebeck, NY 12572

Re: Prime Acquisition Corp.
Amendment No. 2 to Form 20-F
Filed January 6, 2014
File No. 001-35105

Dear Mr. Prete:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide the representations requested at the end of our letter dated October 22, 2012 on the registrant's letterhead and signed by a representative of the registrant.

Unaudited Pro Forma Condensed Combined Financial Information, page 7

2.   We note your response to our prior comment two from our letter dated October 22, 2013 and your revision to your filing. It appears that you continue to exclude a pro forma adjustment for the share issuance pursuant to the management agreement. This adjustment was in the pro forma financial information in your Schedule TO. Please tell us how you determined it was not necessary to retain this adjustment in your pro forma financial information. Within your response, please reference the authoritative literature that management relied upon.

Exhibit 15.2

3.   Please have your auditor revise their consent to reference the cumulative period from February 4, 2010 (Inception) to December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel